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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                      POLLUTION RESEARCH AND CONTROL CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  731547-10-5
--------------------------------------------------------------------------------
                                (CUSIP Number)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  July 5, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.     731547-10-5                                     PAGE 2 OF 59 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Liviakis Financial Communications, Inc.
                 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          975,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            975,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      975,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.     731547-10-5                                     PAGE 3 OF 59 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 John M. Liviakis
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          66,667
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          975,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            66,667
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          975,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,041,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.     731547-10-5                                     PAGE 4 OF 59 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Renee A. Liviakis
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          975,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          975,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      975,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.     731547-10-5                                     PAGE 5 OF 59 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert B. Prag
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          391,667
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          975,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            391,667
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          975,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,366,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), issued by Pollution Research and Control Corp., a California corporation (the "Corporation"). The principal offices of the Corporation are located at 506 Paula Avenue, Glendale, California 91201.


2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RAL and RBP are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D is being filed to report 975,000 shares of the Corporation's Common Stock which LFC may first acquire on September 2, 1997 pursuant to a Non-Qualified Stock Option Agreement dated as of August 30, 1996 by and between the Corporation and LFC (the "LFC Stock Option"); 325,000 shares of the Corporation's Common Stock which RBP may first acquire on September 2, 1997 pursuant to a Non-Qualified Stock Option

Agreement dated as of August 30, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock Options"); 66,667 shares of Common Stock which RBP may acquire pursuant to a stock purchase warrant (the "RBP Warrant") exercisable at $1.00 per share through June 14, 1999; and 66,667 shares of Common Stock which JML may acquire pursuant to a stock purchase warrant (the "JML Warrant" and collectively with the RBP Warrant, the "Warrants") exercisable at $1.00 per share through June 14, 1999.

         The Stock Options represent a restatement and revision of previous stock option arrangements between the Corporation and LFC and RBP, respectively. Pursuant to the LFC Stock Option, LFC may purchase up to 750,000 shares of Common Stock at $0.94 per share and up to an additional 225,000 shares of Common Stock at $1.25 per share from September 2, 1997 through May 29, 2000. Pursuant to the RBP Stock Option, RBP may purchase up to 250,000 shares of Common Stock at $0.94 per share and up to an additional 75,000 shares of Common Stock at $1.25 per share from September 2, 1997 through May 29, 2000. Copies of the LFC Stock Option and the RBP Stock Option are attached hereto as Exhibits "A" and "B", respectively.

         The Warrants were acquired by JML and RBP from the Corporation in June 1996 in a private placement, in which JML and RBP each acquired for $40,000 66,667 shares of Common Stock and a Warrant to purchase up to 66,667 shares of Common Stock. Both JML and RBP have since sold the shares of Common Stock so acquired. JML and RBP, respectively, utilized personal funds for acquiring such securities in the private placement. Copies of the RBP Warrant and the JML Warrant are attached hereto as Exhibits "G" and "H", respectively.

         To the extent LFC exercises the LFC Stock Option, it presently intends to utilize its working capital. To the extent RBP exercises the RBP Stock Option or the RBP Warrant, he presently intends to utilize his personal funds. To the extent JML exercises the JML Stock Option, he presently intends to utilize his personal funds.


4.       PURPOSE OF TRANSACTION.

         The Option Agreements were entered into pursuant to a Consulting Agreement effective as of May 30, 1996 by and between the Corporation and LFC, as amended (the "Consulting Agreement"), in consideration of LFC entering into the Consulting Agreement and for consulting services to be performed by LFC for the Corporation thereunder. A copy of the Consulting Agreement, as originally entered into, is attached hereto as Exhibit "C", and first and second amendments thereto are attached hereto as Exhibits "D" and "E", respectively.

         To the extent LFC, RBP and JML exercise the Stock Options and Warrants, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. LFC, JML, RAL and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.


5.       INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the LFC Stock Option, LFC has the right to purchase up to 750,000 shares of Common Stock from the Corporation from September 2, 1997 through May 29, 2000 at an exercise price of $0.94 per share of Common Stock and the right to purchase up to an additional 225,000 shares of Common Stock from the Corporation during the same period at an exercise price of $1.25 per share of Common Stock. As the directors of LFC, JML, RAL and RBP share the power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by LFC pursuant to the LFC Stock Option or otherwise.

         Pursuant to the RBP Stock Option, RBP has the right to purchase up to 250,000 shares of Common Stock from the Corporation from September 2, 1997 through May 29, 2000 at an exercise price of $0.94 per share of Common Stock and the right to purchase up to an additional 75,000 shares of Common Stock from the Corporation during the same period at an exercise price of $1.25 per share of Common Stock. Pursuant to the RBP Warrant, RBP has the right to purchase up to 66,667 shares of Common Stock through June 14, 1999 at an exercise price of $1.00 per share. RBP has the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by RBP pursuant to the RBP Stock Option or otherwise.

         Pursuant to the JML Warrant, JML has the right to purchase up to 66,667 shares of Common Stock through June 14, 1999 at an exercise price of $1.00 per share. JML has the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by JML pursuant to the JML Stock Option or otherwise.

         LFC, JML and RAL disclaim any beneficial ownership of any shares of Common Stock which may be acquired by RBP pursuant to the RBP Stock Option. LFC and RBP disclaim any beneficial ownership of any shares of Common Stock which may be acquired by JML pursuant to the JML Stock Option.

         The 975,000 shares of Common Stock that LFC has the right to acquire within sixty days of the date hereof, and as to which JML, RAL and RBP as officers and directors of LFC would have shared power to direct the vote or disposition, represents approximately 10.1% of that class of securities. The 391,667 shares of Common Stock that RBP has the right to acquire within sixty days of the date hereof, and as to which RBP would have the sole power to direct the vote or disposition, represents approximately 4.3% of that class of securities. The 66,667 shares of Common Stock that JML has the right to acquire within sixty days of the date hereof, and as to which JML would have the sole power to direct the vote or disposition, represents approximately 0.8% of that class of securities. The 1,433,334 shares of Common Stock as to which, if acquired through exercise of the Stock Options or Warrants, one or more of LFC, JML, RAL and RBP would have either sole or shared power to direct the vote or disposition represent approximately 14.2% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on information set forth in the Corporation's most recent quarterly report filed pursuant to the Securities Exchange Act of 1934 indicating that, as of a recent date, 8,673,732 shares of Common Stock were outstanding.

         During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation entered into the Stock Option Agreements with LFC and RBP pursuant to the Consulting Agreement. In the agreements embodying the Stock Options, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

         Except for the Consulting Agreement, the Stock Options and the Warrants, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.


7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Non-Qualified Stock Option Agreement dated as of August 30, 1996 by and between the Corporation and LFC.

         Exhibit B - Non-Qualified Stock Option Agreement dated as of August 30, 1996 by and between the Corporation and RBP.

         Exhibit C - Consulting Agreement, dated effective as of May 30, 1996 by and between the Corporation and LFC.

         Exhibit D - Amendment to Consulting Agreement dated July 31, 1996 by and between the Corporation and LFC.

         Exhibit E - Second Amendment to Consulting Agreement dated as of August 28, 1996 by and between the Corporation and LFC.

         Exhibit F - Agreement of LFC, JML, RAL and RBP pursuant to Rule
13d-1(f).

         Exhibit G - Warrant to Purchase 66,667 shares of Common Stock of the Corporation issued to Robert B. Prag.

         Exhibit H - Warrant to Purchase 66,667 shares of Common Stock of the Corporation issued to John M. Liviakis.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1997                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                        By:  /s/John M. Liviakis
                                           ---------------------------------
                                                John M. Liviakis, President


                                             /s/John M. Liviakis
                                           ---------------------------------
                                                John M. Liviakis


                                             /s/Renee A. Liviakis
                                           ---------------------------------
                                                Renee A. Liviakis


                                             /s/Robert B. Prag
                                           ---------------------------------
                                                Robert B. Prag

                                  EXHIBIT "A"


                      NON-QUALIFIED STOCK OPTION AGREEMENT


AGREEMENT, made as of the 30th day of August 1996, by and between Pollution Research and Control Corp., a California corporation having its principal executive offices at 506 Paula Avenue, Glendale, California 91201 (the "Grantor"), and Liviakis Financial Communications, Inc., a California corporation having its principal executive offices at 2118 "P" Street, Suite C, Sacramento, California 95816 (the "Optionee").

                                  WITNESSETH:

         WHEREAS, the Optionee has agreed to perform services for the Grantor;
and

         WHEREAS, the Grantor is desirous that Optionee exert its utmost efforts on behalf of the Grantor.

         NOW, THEREFORE, in consideration of the Optionee's service to the Grantor, and for other good and valuable consideration, the Grantor hereby grants to the Optionee options to purchase common stock of the Grantor, $.001 par value ("Common Stock"), on the following terms and conditions:

         1.      Option.

         The Grantor hereby grants to the Optionee a non-qualified stock option (not qualified as described in Section 422 of the Internal Revenue Code of 1986, as amended, the "Code") to purchase, prior to 5:00 p.m. Glendale time on May 29, 2000, as set forth in Paragraph 3 hereof, up to an aggregate of nine hundred seventy-five thousand (975,000) full paid and nonassessable shares of Common Stock (the "Shares"), subject to the terms and conditions set forth below.

         2.      Exercise Prices.

         The exercise prices shall be allocated as set forth below:

                 750,000 options to purchase shares at ninety-four cents ($.94) per Share; and,
                 225,000 options to purchase shares at one dollar and twenty-five cents ($1.25) per Share.

The Grantor shall pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses incurred by the Grantor in connection herewith.

         3.      Exercise of Option.

         All of the options granted hereby shall first become exercisable on August 31, 1997. Subject to the provisions of Paragraph 4 hereof, such options shall be exercisable in whole or in part at any time and from time to time from the date on which they are first exercisable through 5:00 p.m. Glendale, CA time on May 29, 2000.

         In order to exercise the option granted hereunder in whole or in part, the Optionee shall deliver to the Grantor a written notice substantially in the form of Notice of Exercise of Option to Purchase Shares attached hereto, delivery to be effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Grantor at its principal office. Such notice shall specify the number of Shares which Optionee is purchasing under the option herein granted and shall be accompanied by either.

                 (i) Payment (in the form of cash or certified or bank cashier's check) for the Shares so being purchased at the exercise price so specified in the form of Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above; or

                 (ii) Optionee's written direction to the Grantor to retain as consideration for the option exercise that number of Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price so specified in the form of Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above, such Shares to be valued for such purposes at the mean between the high and low prices at which Shares trade in the principal market in which Shares trade on the trading day preceding the date on which such notice is delivered to the Grantor.

         As soon as practicable thereafter but in any event within five (5) business days after Grantor shall cause to be delivered to the Optionee certificates issued in the Optionee's name evidencing (x) in the case payment of the exercise price pursuant to (i) above the full number of Shares as to which this option was exercised by the Optionee or (y) in the case of payment of the exercise price pursuant to (ii) above the number of Shares remaining after subtracting from the full number of Shares as to which this option was exercised by Optionee that number of Shares which Grantor is to retain pursuant to (ii) above. Optionee shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Grantor received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

         4.      Divisibility and Non-Assignability of the Option.

         (a) The Optionee may exercise the option herein granted in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than ten thousand (10,000) Shares at any on time, except for the remaining Shares covered by the option of less than ten thousand (10,000).

         (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, and the options herein granted, or any of them, shall be exercisable only by the Optionee or its legal successors.

         5.      Stock as Investment.

         By accepting this option, the Optionee agrees that it is Optionee's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon exercise of this Option have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Optionee shall deliver to the Grantor at the time of such issuance a written representation that optionee is acquiring such shares in good faith for investment purposes only and not for resale or distribution. Grantor may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfers unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

         6.      Conditions to Issuance of Shares.

         The Grantor shall issue and deliver certificates for Shares purchased upon the exercise of any option granted hereunder, provided each of the following conditions is satisfied, which conditions the Grantor hereby undertakes and agrees to satisfy or cause to be satisfied: (a) the issuance of such Shares shall have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or counsel to the Grantor shall have given an opinion that such issuance is exempt from the registration requirements of such Act; (b) approval, to the extent required, shall have been obtained from any state regulatory body having jurisdiction thereof; and (c) permission for the listing of such Shares, if required, shall have been given by NASDAQ or any national securities exchange on which Shares are at the time of issuance listed.

         7.      Registration Rights.

         (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Grantor proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Grantor shall notify the Optionee at least twenty
(20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the Shares. In a written notice to be delivered to the Grantor within twenty (20) days after receipt of any such notice from Grantor, the Optionee shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Grantor will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by January 31, 1997. The Grantor will also use its best efforts, through its officers, auditors and counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Optionee has advised grantor that Optionee wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the grantor makes no representation or warranties as to its ability to have any registration statement declared effective.

         All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Grantor is advised by the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Grantor, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Optionee's rights to any other registration statement herein.

                 (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Grantor, and if the underwriter thereof advises the Grantor in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the grantor, then the Grantor will include in such registration statement first, the securities that the Grantor proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.

         Notwithstanding the above, if any such underwriter shall advise the Grantor in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Grantor would materially adversely affect the distribution of such securities by the Grantor, then the Optionee shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Grantor's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or
(c) such date as the Grantor, managing underwriter and Optionee shall otherwise agree. In the event of such delay, the Grantor shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Optionee to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Grantor, the underwriter and the Optionee. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

                 (ii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Grantor, and the underwriter thereof advises the Grantor in writing that it its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Grantor will include such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

         (b)     If at any time after August 31, 1997 and prior to the third
(3rd) anniversary of the earlier of the expiration of the option herein granted and the purchase of the final Shares remaining subject to such option Shares issued or issuable upon exercise of the option herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Optionee may by written notice to the Grantor require Grantor to file a registration statement under the Securities Act covering such Shares as Optionee may specify in such notice. Optionee shall be entitled so to require Grantor to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Grantor will file such a registration statement within ninety
(90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file all such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Optionee on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Optionee, (b) the date on which, in the opinion of counsel for both the Grantor and Optionee, all of the Shares which Optionee then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) May 29, 2003. In that regard, the Grantor makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

         (c) In the event of any registration of a security pursuant to this Paragraph 7, the Grantor shall indemnify the Optionee and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Grantor by the Optionee with expressly for use therein. The Optionee shall also indemnify the Grantor, its officers and directors and each underwriter of the Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission made in reliance upon and in conformity with information furnished by the Optionee to the Grantor in writing expressly for use in such registration statement or prospectus.

         (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursement of counsel to the Optionee, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Optionee, shall be borne by the Grantor.


         (e) Following the exercise of options hereunder, the Optionee shall promptly advise the Grantor when Optionee no longer holds any shares acquired through the exercise of options granted hereunder, and upon the request of the Grantor, the Optionee shall advise the Grantor from time to time of the number of Shares then held by Optionee which were acquired through the exercise of options granted hereunder.

         8.      Adjustments Upon Changes in Capitalization.

         (a) In the event of changes in the outstanding Common Stock of the Grantor by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the option may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Optionee shall be entitled to acquire the securities and other property Optionee would have held if Optionee had exercised the option granted hereunder for the number of Shares under consideration prior to the first of such events to occur and continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustment shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cash, so long as Grantor provides Optionee with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Grantor shall also give Optionee prompt written notice of any event resulting in an adjustment under this Paragraph 8(a), including a detailed computation of such adjustment.

         (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the option granted hereunder at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the option being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Grantor or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

         9.      Effect of Mergers, consolidations or Sales of Assets.

         In the event Grantor should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Grantor is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business entity to assume and perform all of Grantor's obligations under the right to acquire the same securities and property for the option exercise price specified herein as Optionee would have received if Optionee had exercised the option granted herein immediately prior to such merger, consolidation or other business combination. To the extent the above may be inconsistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

         10.     No Rights in Option Stock.

         Optionee shall have no rights as a shareholder in respect of Shares as to which the option granted hereunder shall not have been exercised and payment made as herein provided.

         11.     Effect Upon Employment.

         This Agreement does not give the Optionee any right to employment by, or any other relationship with, the Grantor.

         12.     Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

         13.     Miscellaneous.

         This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day year first above written.

                                       Pollution Research and Control Corp.


                                       By /s/ Albert E. Gosselin
                                          ---------------------------


                                       ACCEPTED AND AGREED TO:

                                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                       By /s/ John M. Liviakis
                                          ---------------------------
                                          John M. Liviakis, President

                                  EXHIBIT "B"


                      NON-QUALIFIED STOCK OPTION AGREEMENT


AGREEMENT, made as of the 30th day of August 1996, by and between Pollution Research and Control Corp., a California corporation having its principal executive offices at 506 Paula Avenue, Glendale, California 91201 (the "Grantor"), and Robert B. Prag, an individual whose address is at 2828 Grasslands Drive, #1123, Sacramento, California 95833 (the "Optionee").

                                  WITNESSETH:

         WHEREAS, the Optionee has agreed to perform services for the Grantor;
and

         WHEREAS, the Grantor is desirous that Optionee exert its utmost efforts on behalf of the Grantor.

         NOW, THEREFORE, in consideration of the Optionee's service to the Grantor, and for other good and valuable consideration, the Grantor hereby grants to the Optionee options to purchase common stock of the Grantor, $.001 par value ("Common Stock"), on the following terms and conditions:

         1.      Option.

         The Grantor hereby grants to the Optionee a non-qualified stock option (not qualified as described in Section 422 of the Internal Revenue Code of 1986, as amended, the "Code") to purchase, prior to 5:00 p.m. Glendale time on May 29, 2000, as set forth in Paragraph 3 hereof, up to an aggregate of three hundred twenty-five thousand (325,000) fully paid and nonassessable shares of Common Stock (the "Shares"), subject to the terms and conditions set forth below.

         2.      Exercise Prices.

         The exercise prices shall be allocated as set forth below:

                 250,000 options to purchase shares at ninety-four cents ($.94) per Share; and
                 75,000 options to purchase shares at one dollar and twenty-five cents ($1.25) per Share.

The Grantor shall pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses incurred by the Grantor in connection herewith.

         3.      Exercise of Option.

         All of the options granted hereby shall first become exercisable on August 31, 1997. Subject to the provisions of Paragraph 4 hereof, such options shall be exercisable in whole or in part at any time and from time to time from the date on which they are first exercisable through 5:00 p.m. Glendale, CA time on May 29, 2000.

         In order to exercise the option granted hereunder in whole or in part, the Optionee shall deliver to the Grantor a written notice substantially in the form of Notice of Exercise of Option to Purchase Shares attached hereto, delivery to be effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Grantor at its principal office. Such notice shall specify the number of Shares which Optionee is purchasing under the option herein granted nd shall be accompanied by either.

                 (i) Payment (in the form of cash or certified or bank cashier's check) for the Shares so being purchased at the exercise price so specified in the form of Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above; or

                 (ii) Optionee's written direction to the Grantor to retain as consideration for the option exercise that number of Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price so specified in the form of Notice of Exercise of Option to Purchase Shares and therefor as specified in Paragraph 2 above, such Shares to be valued for such purposes at the mean between the high and low prices at which Shares trade in the principal market in which Shares trade on the trading day preceding the date on which such notice is delivered to the Grantor.

         As soon as practicable thereafter but in any event within five (5) business days after Grantor shall cause to be delivered to the Optionee certificates issued in the Optionee's name evidencing (x) in the case payment of the exercise price pursuant to (i) above the full number of Shares as to which this option was exercised by the Optionee or (y) in the case of payment of the exercise price pursuant to (ii) above the number of Shares remaining after subtracting from the full number of Shares as to which this option was exercised by Optionee that number of Shares which Grantor is to retain pursuant to (ii) above. Optionee shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Grantor received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

         4.      Divisibility and Non-Assignability of the Option.

         (a) The Optionee may exercise the option herein granted in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than ten thousand (10,000) Shares at any on time, except for the remaining Shares covered by the option of less than ten thousand (10,000).

         (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, and the options herein granted, or any of them, shall be exercisable only by the Optionee or its legal successors.

         5.      Stock as Investment.

         By accepting this option, the Optionee agrees that it is Optionee's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon exercise of this Option have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Optionee shall deliver to the Grantor at the time of such issuance a written representation that optionee is acquiring such shares in good faith for investment purposes only and not for resale or distribution. Grantor may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfers unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

         6.      Conditions to Issuance of Shares.

         The Grantor shall issue and deliver certificates for Shares purchased upon the exercise of any option granted hereunder, provided each of the following conditions is satisfied, which conditions the Grantor hereby undertakes and agrees to satisfy or cause to be satisfied: (a) the issuance of such Shares shall have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or counsel to the

Grantor shall have given an opinion that such issuance is exempt from the registration requirements of such Act; (b) approval, to the extent required, shall have been obtained from any state regulatory body having jurisdiction thereof; and (c) permission for the listing of such Shares, if required, shall have been given by NASDAQ or any national securities exchange on which Shares are at the time of issuance listed.

         7.      Registration Rights.

         (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Grantor proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Grantor shall notify the Optionee at least twenty
(20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the Shares. In a written notice to be delivered to the Grantor within twenty (20) days after receipt of any such notice from Grantor, the Optionee shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Grantor will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by January 31, 1997. The Grantor will also use its best efforts, through its officers, auditors and counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Optionee has advised grantor that Optionee wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the grantor makes no representation or warranties as to its ability to have any registration statement declared effective.

         All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Grantor is advised by the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Grantor, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Optionee's rights to any other registration statement herein.

                 (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Grantor, and if the underwriter thereof advises the Grantor in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the grantor, then the Grantor will include in such registration statement first, the securities that the Grantor proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.

         Notwithstanding the above, if any such underwriter shall advise the Grantor in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Grantor would materially adversely affect the distribution of such securities by the Grantor, then the Optionee shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Grantor's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or
(c) such date as the Grantor, managing underwriter and Optionee shall otherwise agree. In the event of such delay, the Grantor shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Optionee to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Grantor, the underwriter and the Optionee. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

                 (ii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Grantor, and the underwriter thereof advises the Grantor in writing that it its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Grantor will include such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Optionee and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Grantor shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Grantor and Optionee, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

         (b)     If at any time after August 31, 1997 and prior to the third
(3rd) anniversary of the earlier of the expiration of the option herein granted and the purchase of the final Shares remaining subject to such option Shares issued or issuable upon exercise of the option herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Optionee may by written notice to the Grantor require Grantor to file a registration statement under the Securities Act covering such Shares as Optionee may specify in such notice. Optionee shall be entitled so to require Grantor to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Grantor will file such a registration statement within ninety
(90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file all such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Optionee on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Optionee, (b) the date on which, in the opinion of counsel for both the Grantor and Optionee, all of the Shares which Optionee then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) May 29, 2003. In that regard, the Grantor makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

         (c) In the event of any registration of a security pursuant to this Paragraph 7, the Grantor shall indemnify the Optionee and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Grantor by the Optionee with expressly for use therein. The Optionee shall also indemnify the Grantor, its officers and directors and each underwriter of the Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission made in reliance upon and in conformity with information furnished by the Optionee to the Grantor in writing expressly for use in such registration statement or prospectus.

         (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursement of counsel to the Optionee, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Optionee, shall be borne by the Grantor.


         (e) Following the exercise of options hereunder, the Optionee shall promptly advise the Grantor when Optionee no longer holds any shares acquired through the exercise of options granted hereunder, and upon the request of the Grantor, the Optionee shall advise the Grantor from time to time of the number of Shares then held by Optionee which were acquired through the exercise of options granted hereunder.

         8.      Adjustments Upon Changes in Capitalization.

         (a) In the event of changes in the outstanding Common Stock of the Grantor by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the option may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Optionee shall be entitled to acquire the securities and other property Optionee would have held if Optionee had exercised the option granted hereunder for the number of Shares under consideration prior to the first of such events to occur and continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustment shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cash, so long as Grantor provides Optionee with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Grantor shall also give Optionee prompt written notice of any event resulting in an adjustment under this

Paragraph 8(a), including a detailed computation of such adjustment.

         (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the option granted hereunder at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the option being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Grantor or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

         9.      Effect of Mergers, consolidations or Sales of Assets.

         In the event Grantor should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Grantor is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business entity to assume and perform all of Grantor's obligations under the right to acquire the same securities and property for the option exercise price specified herein as Optionee would have received if Optionee had exercised the option granted herein immediately prior to such merger, consolidation or other business combination. To the extent the above may be inconsistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

         10.     No Rights in Option Stock.

         Optionee shall have no rights as a shareholder in respect of Shares as to which the option granted hereunder shall not have been exercised and payment made as herein provided.

         11.     Effect Upon Employment.

         This Agreement does not give the Optionee any right to employment by, or any other relationship with, the Grantor.

         12.     Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

         13.     Miscellaneous.

         This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day year first above written.

                                       Pollution Research and Control Corp.




                                       By /s/ Albert E. Gosselin
                                          ---------------------------


                                       ACCEPTED AND AGREED TO:


                                       By /s/ Robert B. Prag
                                         ---------------------------
                                              Robert B. Prag

                                  EXHIBIT "C"

                              CONSULTING AGREEMENT


This Consulting Agreement (the "Agreement") effective as of May 30, 1996 is entered into by and between POLLUTION RESEARCH AND CONTROL CORP., a California corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

     WHEREAS, Company is a publicly held corporation with its common stock traded on the NASDAQ; and

     WHEREAS, Consultant has experience in the area of corporate finance, investor communications and financial and investor public relations; and

     WHEREAS, Company desires to engage the services of Consultant to assist and consult to the Company in matters concerning corporate finance and to represent the company in investors' communications and public relations with existing shareholders and brokers, dealers and other investment professionals as to the Company's current and proposed activities;

     NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company, for a term of eighteen (12) months commencing on May 30, 1996 and ending on May 29, 1997.


2. Duties of Consultant. The Consultant agrees to provide the following specified consulting services through it's officers and employees during the term specified in Section 1.:

     (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

     (b) Introduce the Company to the financial community;

     (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

     (d) Assist and advise the Company with respect to its (i) corporate finance activities, (ii) stockholder and investor relations, (iii) relations with brokers, dealers, analysts and other investment professionals, and (iv) financial public relations generally;

     (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

     (f) Disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investment public;

     (g) Conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment community professionals and the general investment public;

     (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof;

     (i) Otherwise perform is the Company's financial relations and public relations consultant; and,

     (j) Make public communications and disclosures regarding the Company only within the scope of the authorizations conferred by the Company and not make any such communications or disclosures of information not provided or authorized by the Company.


     3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. At the request of the Company, the Consultant will inform the Company of its specific activities concerning the Company. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within four or five months of the effectiveness of this Agreement.


     4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 2,000,000 options (the "Options") entitling the Consultant the right to purchase shares of the Company's Common Stock. The form and content of the Option Agreements is attached hereto and by reference incorporated herein as Exhibit "A" and will be acceptable to both the Company and the Consultant. Among other things, the Options will contain the following terms and conditions:

         1. 1,000,000 of the Options will be exercisable at a price of ninety-four Cents ($.94); 500,000 of the Options will be exercisable at a price of One Dollar and twenty five Cents ($1.25); and, 500,000 of the Options will be exercisable at a price of Two Dollars ($2.00);

         2. the Options will be exercisable any time after November 30, 1996 and for the remainder of the four year period;

         3.      the Options will contain no call and/or redemption provisions;

         4. the shares of common stock issuable upon the exercise of the Options will be included in the next appropriate registration done by the Company, which shall be no later than November 30, 1996. All registration costs shall be borne solely by the Company.


  This Commencement Bonus shall be issued to the Consultant promptly following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this Engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 2,000,000 Options issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer; such Options are not a prepayment for future services. Seventy-five percent (75%) of each of the various Options issued pursuant to this Agreement shall be evidenced by option agreements issued in the name of Liviakis Financial Communications, Inc. and twenty-five percent (25%) of each of the various Options issued pursuant to this Agreement shall be evidenced by option agreements issued in the name of Robert B. Prag ("Prag").

4.2 Consultant and Prag (hereinafter referred to as "Consultants") acknowledge that both the Options and the shares issuable upon the exercise of the Options to be issued pursuant to this Agreement (the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Options and the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act.

4.3 In connection with the acquisition of Options hereunder, the Consultants represent and warrants to the Company as follows:

         (a) Consultant acknowledges that the Consultant has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultant has requested.

         (b) Consultant's investment in restricted securities is reasonable in relation to the Consultant's net worth, which is in excess of ten
         (10) times the Consultant's cost basis in the Shares. Consultant has had Experience in investments in restricted and publicly traded securities, and Consultant has had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultant acknowledges that an investment in the Shares is speculative and involves the risk of loss. Consultant has the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultant can afford the risk of loss of his entire investment in the Shares. Consultant is (i) an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102 (f) (2) of the California Corporate Securities Law of 1968, as amended.

         (c) Consultants are acquiring the Options for the Consultant's own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.


5.       Expenses.    Consultant agrees to pay for all its expenses (phone,
mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, etc.) approved by the Company prior to its incurring an obligation for reimbursement.


6. Indemnification. The Company warrants and represents that all oral communications, written documents or materials, other than those designated by the Company to the Consultant as "confidential" or "Company private", furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private", excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company. To the extent feasible, the Company agrees to make Consultant an additional insured on any and all commercial liability and directors and officers liability insurance policies and to provide Consultant with current Certificates of Insurance reflecting the same.


7. Representations. Consultant represents that he is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of his knowledge, the performance of the services set forth under this

Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant nor do such services to the Company represent any conflict with Consultant's other clients or business affairs. Consultant acknowledges that, to the best of his knowledge, Consultant is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that he is not a securities Broker Dealer or a registered investment advisor.


8. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that he has consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.


9. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.


10. Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.


11. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

12. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:


         To the Company                    Mr. Albert E. Gosselin
                                           Chairman & CEO
                                           Pollution Research and Control Corp.
                                           506 Paula Avenue
                                           Glendale, CA 91201


         To the Consultant:                Liviakis Financial Communications,
                                           Inc.
                                           John M. Liviakis, President
                                           2113 "P" Street; Suite C
                                           Sacramento, California 95816


     It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

13. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that Sacramento County, CA. will be the venue of any dispute and will have jurisdiction over all parties.

14.       Arbitration.   Any controversy or claim arising out of or relating to
this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding Arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrators shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

15.       Complete Agreement.    This Agreement instrument contains the entire
agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension discharge is sought.


AGREED TO:

"Company"                          POLLUTION RESEARCH AND CONTROL CORP.


Date:  5/31/96                     By: /s/Albert E. Gosselin
--------------                         ----------------------------
                                       Mr. Albert E. Gosselin
                                       Chairman & CEO


"Consultant"                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date:  5/31/96                     By: /s/John M. Liviakis
--------------                        ---------------------------
                                          John M. Liviakis
                                          President


                                   By: /s/Robert B. Prag
                                      ---------------------------
                                          Robert B. Prag
                                          Sr. Vice President

                                  EXHIBIT "D"


                AMENDMENT TO CONSULTING AGREEMENT DATED 5/30/96

         This Amendment, dated July 31, 1996 and effective as of July 31, 1996, to the Consulting Agreement dated May 30, 1996 entered into by and between POLLUTION RESEARCH & CONTROL CORP., a California corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

         WHEREAS, Company and Consultant entered in a Consulting Agreement dated May 30, 1996, (the "Agreement"); and

         WHEREAS, Company and Consultant desire to amend such Consulting Agreement;

         NOW THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

Item (2.) of Paragraph 4.1 of the Agreement is hereby amended to read as follows:

           2. The Options will be exercisable any time after January 30, 1997 and for the remainder of the four year period.

The first paragraph of Item 3. of Exhibit "A" of the Agreement titled "NON-QUALIFIED STOCK OPTION AGREEMENT" is hereby amended as follows:

                 All of the options granted hereby shall first become exercisable on January 30, 1997. Subject to the provisions of Paragraph 4 hereof, such options shall be exercisable in whole or in part at any time from time to time from the date on which they are first exercisable through 5:00 p.m. Glendale, CA time on May 29, 2000.

AGREED TO:



"Company":                             POLLUTION RESEARCH & CONTROL CORP.


Date:    7/31/96                       By:/s/ Albert E. Gosselin
       -----------                        ------------------------
                                              Albert E. Gosselin
                                              Chairman and CEO

"Consultant":                          LIVIAKIS FINANCIAL COMMUNICATIONS, INC.



Date:    7/31/96                       By:/s/John M. Liviakis
       -----------                        -------------------------
                                             John M. Liviakis
                                             President


                                       By:/s/Robert B. Prag
                                          -------------------------
                                             Robert B. Prag
                                             Sr. Vice President

                                  EXHIBIT "E"


             SECOND AMENDMENT TO CONSULTING AGREEMENT DATED 5/30/96

         This Second Amendment to the Consulting Agreement dated May 30, 1996 entered into as of and effective August 28, 1996 by and between POLLUTION RESEARCH & CONTROL CORP., a California corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

         WHEREAS, Company and Consultant entered in a Consulting Agreement dated May 30, 1996 (the "Agreement"); and

         WHEREAS, the Company and Consultant amended such Agreement on effective July 31, 1996; and

         WHEREAS, Company and Consultant desire to make a second amendment to such Agreement;

         NOW THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

         1. Section 1. of the Agreement, "Term of Consultancy", is hereby amended to read in full as follows:

         Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company, for a term of seven (7) months commencing on May 30, 1996 and ending on December 31, 1996.

         2. Section 2. of the Agreement, "Duties of the Consultant", is hereby amended by adding subsection (k) to read as follows:

                 (k) Commencing on October 1, 1996 and for the balance of the term of the Agreement, it is understood and agreed that Consultant in the performance of its duties hereunder will only be required to respond to inquiries regarding the Company, assist the Company in preparing and disseminating its press releases, and arrange for investor conference call presentations, and will not be required to make any proactive initiatives to create sponsorship in the Company's common stock.

         3. Subsection 4.1 of the Agreement, "Remuneration", is hereby amended to read in full as follows:

         4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 1,300,000 options (the "Options") entitling the Consultant the right to purchase shares of the Company's Common Stock. The Option Agreements will be amended as promptly as possible to reflect the terms of this Subsection 4.1 as amended by the Second Amendment to the Agreement. Among other things, the Options will contain the following terms and conditions:

                 1. 1,000,000 of the Options will be exercisable at a price of ninety-four Cents ($.94); and 300,000 of the Options will be exercisable at a price of One Dollar and twenty five Cents ($1.25);

                 2. the Options will be exercisable any time after January 31, 1997 and for the remainder of the four year period;

                 3. the Options will contain no call and/or redemption provisions;

                 4. the shares of common stock issuable upon the exercise of the Options will be included in the next appropriate registration done by the Company, which shall be no later than January 31, 1997. All registration costs shall be borne solely by the Company.

         4. The Commencement Bonus shall be issued to the Consultant promptly following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company has derived substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 1,300,000 Options issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer; such Options are not a prepayment for future services. Seventy-five percent (75%) of each of the various Options issued pursuant to this Agreement shall be evidenced by option agreements issued in the name of Robert B. Prag ("Prag").

         5. It is acknowledged by the parties that the proposal to enter into this Second Amendment was solely that of the Company and not that of the Consultant, and that the

Consultant has agreed to the terms of this Second Amendment at the request of the Company. Moreover, it is agreed and understood that the Consultant is in good standing with the Company and the Consultant has in no way committed any breach of the Consulting Agreement.

         Except as specifically modified herein, the Agreement as previously modified by the First Amendment thereto is hereby ratified and confirmed.


"Company"                         POLLUTION RESEARCH & CONTROL CORP.


Date:  8/30/96                    By:/s/Albert E. Gosselin
     -----------                     ------------------------
                                        Albert E. Gosselin,
                                        Chairman and CEO



"Consultant"                      LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date:  8/28/96                    By:/s/John M. Liviakis
     -----------                     --------------------------
                                        John M. Liviakis
                                        President


                                  By:/s/Robert B. Prag
                                     --------------------------
                                        Robert B. Prag
                                        Sr. Vice President

                                  EXHIBIT "F"
                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis, Renee A. Liviakis and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Pollution Research and Control Corp., a California corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this 9th day of July, 1997.




                                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                       By:/s/John M. Liviakis
                                          ---------------------------

                                          /s/John M. Liviakis
                                       --------------------------------
                                             John M. Liviakis

                                          /s/Renee A. Liviakis
                                       --------------------------------
                                             Renee A. Liviakis

                                          /s/Robert B. Prag
                                       --------------------------------
                                             Robert B. Prag

                                  EXHIBIT "G"

THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE AND THUS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER THAT ACT AND REGISTERED OR QUALIFIED UNDER APPLICABLE SECURITIES LAW OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE.




              WARRANT TO PURCHASE 66,667 SHARES OF COMMON STOCK OF
                      POLLUTION RESEARCH AND CONTROL CORP.

                               FROM JUNE 15, 1996
            VOID AFTER 5:00 P.M., LOS ANGELES TIME, ON JUNE 14, 1999


         This certifies that, Robert B. Prag or registered assigns, is entitled, subject to the terms set forth below, to purchase from Pollution Research and Control Corp., a California corporation (the "Company"), the above number of fully paid nonassessable shares of Common Stock of the Company ("Common Stock") at a purchase price of One Dollar ($1.00) per share ("Purchase Price"). The Purchase Price and number of shares of Common Stock issuable upon exercise hereof shall be subject to adjustment as provided in this Warrant.

         This Warrant is exercisable at any time, or from time to time, to and including 5:00 p.m., Los Angeles time, on June 14, 1999, unless sooner exercise is required pursuant to the terms of this Warrant.

         DEFINITIONS.

         As used in this Warrant, the following terms, unless the context otherwise requires, have the following meanings:

         1.1 "Company" includes any corporation which shall succeed to or assume the obligations of the Company under this Warrant.

         1.2 "Common Stock," when used with reference to stock of the Company, means all shares, now or hereafter authorized, of the class of the Common Stock of the Company presently authorized and stock of any other class into which those shares may hereafter be changed.

         1.3 The terms "Warrant holder," "holder of this Warrant," "holder," or similar terms when the context refers to a holder of the Warrant, refers to any person who shall at the time be the registered holder of the Warrant.


2.       EXERCISE.

         The holder of this Warrant may exercise it in full by surrender of this Warrant, with the form of subscription at the end of this warrant duly executed by the holder, to the Company at its principal office, accompanied by payment in the amount obtained by multiplying the Purchase Price by the number of shares of Common Stock specified on the face of this warrant as may be adjusted pursuant to the terms of this Warrant. Payment shall be made in cash, cashier's or certified check payable to the Company, by the surrender of any notes of the Company having an unpaid principal and interest balance at least equal to such payment (designating the portion of such balance to be applied), or by any combination of such methods.

         The holder of this Warrant may exercise it in part by surrendering it, accompanied by payment as provided above, except that the amount payable by the holder on such partial exercise shall be the amount obtained by multiplying the Purchase Price by the number of shares of Common Stock (without giving effect to any adjustment of that number) designated by the holder in a written statement accompanying this Warrant. On partial exercise, the Company shall, unless this Warrant has expired, promptly issue and deliver to the holder of this Warrant a new Warrant or Warrants of like tenor an dated the date hereof in the name of that holder providing for the right to purchase that number of shares or Common Stock (without giving effect to any adjustment of that number) for which this Warrant has not been exercised.

         In the event the Common Stock issuable upon exercise of this Warrant is not then registered under the Securities Act of 1933, as amended, the holder of this Warrant shall, upon exercise of this Warrant, deliver to the Company an investor's certificate with respect to such shares to the effect that such shares are being acquired for investment purposes only and for its own account, and not as a nominee or agent for any other person and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended.

3.       ISSUANCE OF CERTIFICATES.

         As soon as possible after full or partial exercise of this Warrant, the Company, at its expense, will cause to be issued in the name of and delivered to the holder of this Warrant, a certificate, or certificates, for the number of fully paid and nonassessable shares of Common Stock to which that holder shall be entitled on such exercise, together with any other securities and property to which that holder is entitled on such exercise under the terms of this Warrant. The person in whose name any certificate for shares of Common Stock is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Purchase Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open. No fractional share will be issued on exercise of rights to purchase under this Warrant. If on any exercise of this Warrant, a fraction of a share results, the Company will pay the cash value of that fractional share, calculated on the basis of the Purchase Price.

4.       SUBDIVISIONS OR COMBINATIONS.

         If, at any time during the term hereof, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up, then, immediately following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased and the Purchase Price shall be decreased in proportion to such increase in outstanding shares. If at any time during the term hereof the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, immediately following the record date for such combination, the number of shares of Common Stock issuable upon exercise of this Warrant shall be decreased and the Purchase Price shall be increased in proportion to such decrease in outstanding shares.

         If the Company shall, at any time, subdivide or combine its outstanding shares of Common Stock, pay a dividend of other securities to the holders of such shares, or pay a dividend of shares of Common Stock to holders of any such stock of the Company of any class, this Warrant shall, after that subdivision, combination, or dividend, evidence the right to purchase the number of shares of Common Stock or other securities that would have been issuable to the holder of this Warrant as a result of that subdivision, combination or dividend with respect to the shares of Common Stock which were purchased under this Warrant immediately before that subdivision, combination, or dividend or any record date thereafter. If the Company shall at any time subdivide the outstanding shares of Common Stock, the Purchase Price then in effect immediately before that subdivision shall be proportionately decreased, and, if the Company shall at any time combine the outstanding shares of Common Stock, the Purchase Price then in effect immediately before that combination shall be proportionately increased. Any judgment under this Section 4 shall become effective at the close of business on the date the subdivision, combination or dividend becomes effective retroactive to the record date therefor, if any.

5.       REORGANIZATION, RECLASSIFICATION.

         If the Common Stock issuable on exercise of this Warrant shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above, the holder of this Warrant shall, on its exercise, be entitled to purchase, in lieu of the Common Stock which that holder would have become entitled to purchase but for such change a number of shares of such other class or classes of stock which the holder of this Warrant would have owned or have been entitled to receive after such change, had this Warrant been exercised immediately before that change or any record date therefor.

6.       CONSOLIDATION, MERGERS.

         If at any time there shall be a capital reorganization of the Common Stock issuable upon exercise of this Warrant (other than a combination, reclassification, exchange or subdivision of shares provided for elsewhere in this Warrant) or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, or sale, lawful provision shall be made so that the holder of this Warrant shall thereafter be entitled to receive on exercise of this Warrant, during the period specified in this Warrant and on payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation, to which a holder of the Common Stock deliverable on exercise of this Warrant would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the holder of this Warrant after the reorganization, merger, consolidation, or sale such that the provisions of this Warrant (including adjustments of the Purchase Price then in effect and number of shares purchasable on exercise of this Warrant) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event on exercise of this Warrant.

7.       NOTICE.

         The Company shall promptly give written notice of each adjustment of the Purchase Price or the number of shares of Common Stock or other securities issuable on exercise of this Warrant, by certified mail, return receipt requested, postage prepaid, to the registered holder of this Warrant at that holder's address as shown on the Company's books. The notice shall state the adjustment and show in reasonable detail the facts on which that adjustment is based.

         If (i) the Company shall pay any dividend payable in stock on its Common Stock or make any other distributions to the holders of its Common Stock (other than a dividend in Common Stock exempt from the adjustment provisions of this Warrant), or (ii) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other rights, or (iii) there shall be any capital reorganization or reclassification of the Company's Common Stock or consolidation or merger of the Company with or into another corporation, or (iv) there shall be any sale of all or substantially all of the Company's properties and assets, or (v) there shall be a voluntary of involuntary dissolution, liquidation, or winding up of the Company, or (vi) the Company shall have received an offer approved by the Board of Directors to purchase all or substantially of its assets; then, in each case, the Company shall give at least 15 calendar days prior written notice (by certified mail, return receipt requested) to the registered holder of this Warrant at the address of that holder shown on the books of the Company, of the date as of which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights, or the date as of which the reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding up shall take place. That notice shall also specify the date as of which the holders of the Common Stock of record shall participate in that dividend, distribution, or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable on such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding up (on which date, in the event of voluntary or involuntary dissolution, liquidation, or winding up of the Company, or consolidation or merger in which the Company is not a surviving entity or becomes a wholly-owned subsidiary, the right to exercise this Warrant shall cease).

8.       COVENANTS.

         The Company covenants that it will not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action avoid, or seek to avoid, the observance or performance of any of the terms of this Warrant, but will, at all times and in good faith, assist in carrying out all those terms and in taking all action necessary or appropriate to protect the rights of the holder of this Warrant against other impairment. Without limiting the generality of the above provision, the
Company:

         (i) will take all necessary or appropriate action in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock on exercise of this Warrant;

         (ii) will not increase the par value of the shares of Common Stock receivable on the exercise of this Warrant above the amount payable for those shares on such exercise; and

         (iii) will at all times reserve and keep available, solely for issuance upon exercise of this Warrant, all shares of Common Stock or other securities from time to time issuable upon exercise of this Warrant.

9.       CHANGES IN WARRANT.

         The form of this Warrant need not be changed because of any adjustment in the Purchase Price or in the number of shares of Common Stock purchasable upon its exercise. A Warrant issued after any such adjustment or any partial exercise or in replacement may continue to express the same Purchase Price and the same number of shares of Common Stock (appropriately reduced in the case of partial exercise) as are stated on the face of this Warrant as initially issued, and that Purchase Price and the number of shares shall be considered to have been so changed as of the close of business on the date of adjustment.

10.      LOST CERTIFICATES.

         Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant, upon delivery of any indemnity agreement or bond reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at its expense, will execute and deliver, in lieu of this Warrant, a new Warrant of like tenor.

11.      TRANSFERABILITY.

         This Warrant shall not be transferred or assigned unless the Company receives an opinion of counsel reasonably acceptable to the Company (which counsel may be counsel for the Company), stating that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, and the registration and qualification requirements under applicable state law.

12.      GOVERNING LAW.

         This Warrant shall be governed by and construed and enforced in accordance with the laws of California.

13.      TAXES.

         The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of Common Stock of the Company upon exercise of all or any part of this Warrant; provided, however, that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of this Warrant.

14.      RIGHTS OF WARRANT HOLDER.

         No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be considered a shareholder of the Company for any purpose, nor shall anything in this Warrant be construed to confer on any holder of this Warrant, as such, any rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action, to receive notice of meetings of shareholders, to receive dividends or subscription rights or otherwise.

15.      AMENDMENT.

         This Warrant and any of its terms may be changed only by a written instrument signed by the Company and the holder of this Warrant.



DATED:  June 15, 1996             The Company:
                                  POLLUTION RESEARCH AND CONTROL
                                  CORP., a California corporation

                                  By:  /s/Albert E. Gosselin, Jr.
                                     ----------------------------
                                          Albert E. Gosselin, Jr.,
                                          President and Chief
                                          Operating Officer

                               SUBSCRIPTION FORM


TO:      POLLUTION RESEARCH AND CONTROL CORP.


         The undersigned, the holder of the attached Warrant, hereby irrevocably elects to exercise the purchase right represented by that Warrant for, and to purchase under that Warrant, __________ shares of Common Stock of POLLUTION RESEARCH AND CONTROL CORP., and herewith makes payment of and requests that the certificates for those shares be issued in the name of, and delivered to ________________________________________________________________
whose address is _______________________________________________ and if said number of shares shall not be all the shares now purchasable under the attached Warrant, the undersigned hereby requests that a new certificate be registered in the name of and delivered to the undersigned for the balance of the shares purchasable under the attached Warrant.


DATED:________________    _________________________________
                                    (Signature)

                              _____________________________

                              _____________________________

                          Note:   The above signature must
                                  correspond with the name
                                  written upon the fact of the
                                  attached Warrant Certificate
                                  unless the Warrant has been
                                  properly and lawfully
                                  assigned.

                                  EXHIBIT "H"


THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE AND THUS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER THAT ACT AND REGISTERED OR QUALIFIED UNDER APPLICABLE SECURITIES LAW OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE.




              WARRANT TO PURCHASE 66,667 SHARES OF COMMON STOCK OF
                      POLLUTION RESEARCH AND CONTROL CORP.

                               FROM JUNE 15, 1996
            VOID AFTER 5:00 P.M., LOS ANGELES TIME, ON JUNE 14, 1999


         This certifies that, John M. Liviakis or registered assigns, is entitled, subject to the terms set forth below, to purchase from Pollution Research and Control Corp., a California corporation (the "Company"), the above number of fully paid nonassessable shares of Common Stock of the Company ("Common Stock") at a purchase price of One Dollar ($1.00) per share ("Purchase Price"). The Purchase Price and number of shares of Common Stock issuable upon exercise hereof shall be subject to adjustment as provided in this Warrant.

         This Warrant is exercisable at any time, or from time to time, to and including 5:00 p.m., Los Angeles time, on June 14, 1999, unless sooner exercise is required pursuant to the terms of this Warrant.

         DEFINITIONS.

         As used in this Warrant, the following terms, unless the context otherwise requires, have the following meanings:

         1.1 "Company" includes any corporation which shall succeed to or assume the obligations of the Company under this Warrant.

         1.2 "Common Stock," when used with reference to stock of the Company, means all shares, now or hereafter authorized, of the class of the Common Stock of the Company presently authorized and stock of any other class into which those shares may hereafter be changed.

         1.3 The terms "Warrant holder," "holder of this Warrant," "holder," or similar terms when the context refers to a holder of the Warrant, refers to any person who shall at the time be the registered holder of the Warrant.


2.       EXERCISE.

         The holder of this Warrant may exercise it in full by surrender of this Warrant, with the form of subscription at the end of this warrant duly executed by the holder, to the Company at its principal office, accompanied by payment in the amount obtained by multiplying the Purchase Price by the number of shares of Common Stock specified on the face of this warrant as may be adjusted pursuant to the terms of this Warrant. Payment shall be made in cash, cashier's or certified check payable to the Company, by the surrender of any notes of the Company having an unpaid principal and interest balance at least equal to such payment (designating the portion of such balance to be applied), or by any combination of such methods.

         The holder of this Warrant may exercise it in part by surrendering it, accompanied by payment as provided above, except that the amount payable by the holder on such partial exercise shall be the amount obtained by multiplying the Purchase Price by the number of shares of Common Stock (without giving effect to any adjustment of that number) designated by the holder in a written statement accompanying this Warrant. On partial exercise, the Company shall, unless this Warrant has expired, promptly issue and deliver to the holder of this Warrant a new Warrant or Warrants of like tenor an dated the date hereof in the name of that holder providing for the right to purchase that number of shares or Common Stock (without giving effect to any adjustment of that number) for which this Warrant has not been exercised.

         In the event the Common Stock issuable upon exercise of this Warrant is not then registered under the Securities Act of 1933, as amended, the holder of this Warrant shall, upon exercise of this Warrant, deliver to the Company an investor's certificate with respect to such shares to the effect that such shares are being acquired for investment purposes only and for its own account, and not as a nominee or agent for any other person and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended.

3.       ISSUANCE OF CERTIFICATES.

         As soon as possible after full or partial exercise of this Warrant, the Company, at its expense, will cause to be issued in the name of and delivered to the holder of this Warrant, a certificate, or certificates, for the number of fully paid and nonassessable shares of Common Stock to which that holder shall be entitled on such exercise, together with any other securities and property to which that holder is entitled on such exercise under the terms of this Warrant. The person in whose name any certificate for shares of Common Stock is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Purchase Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open. No fractional share will be issued on exercise of rights to purchase under this Warrant. If on any exercise of this Warrant, a fraction of a share results, the Company will pay the cash value of that fractional share, calculated on the basis of the Purchase Price.

4.       SUBDIVISIONS OR COMBINATIONS.

         If, at any time during the term hereof, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up, then, immediately following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased and the Purchase Price shall be decreased in proportion to such increase in outstanding shares. If at any time during the term hereof the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, immediately following the record date for such combination, the number of shares of Common Stock issuable upon exercise of this Warrant shall be decreased and the Purchase Price shall be increased in proportion to such decrease in outstanding shares.

         If the Company shall, at any time, subdivide or combine its outstanding shares of Common Stock, pay a dividend of other securities to the holders of such shares, or pay a dividend of shares of Common Stock to holders of any such stock of the Company of any class, this Warrant shall, after that subdivision, combination, or dividend, evidence the right to purchase the number of shares of Common Stock or other securities that would have been issuable to the holder of this Warrant as a result of that subdivision, combination or dividend with respect to the shares of Common Stock which were purchased under this Warrant immediately before that subdivision, combination, or dividend or any record date thereafter. If the Company shall at any time subdivide the outstanding shares of Common Stock, the Purchase Price then in effect immediately before that subdivision shall be proportionately decreased, and, if the Company shall at any time combine the outstanding shares of Common Stock, the Purchase Price then in effect immediately before that combination shall be proportionately increased. Any judgment under this Section 4 shall become effective at the close of business on the date the subdivision, combination or dividend becomes effective retroactive to the record date therefor, if any.

5.       REORGANIZATION, RECLASSIFICATION.

         If the Common Stock issuable on exercise of this Warrant shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above, the holder of this Warrant shall, on its exercise, be entitled to purchase, in lieu of the Common Stock which that holder would have become entitled to purchase but for such change a number of shares of such other class or classes of stock which the holder of this Warrant would have owned or have been entitled to receive after such change, had this Warrant been exercised immediately before that change or any record date therefor.

6.       CONSOLIDATION, MERGERS.

         If at any time there shall be a capital reorganization of the Common Stock issuable upon exercise of this Warrant (other than a combination, reclassification, exchange or subdivision of shares provided for elsewhere in this Warrant) or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, or sale, lawful provision shall be made so that the holder of this Warrant shall thereafter be entitled to receive on exercise of this Warrant, during the period specified in this Warrant and on payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation, to which a holder of the Common Stock deliverable on exercise of this Warrant would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the holder of this Warrant after the reorganization, merger, consolidation, or sale such that the provisions of this Warrant (including adjustments of the Purchase Price then in effect and number of shares purchasable on exercise of this Warrant) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event on exercise of this Warrant.

7.       NOTICE.

         The Company shall promptly give written notice of each adjustment of the Purchase Price or the number of shares of Common Stock or other securities issuable on exercise of this Warrant, by certified mail, return receipt requested, postage prepaid, to the registered holder of this Warrant at that holder's address as shown on the Company's books. The notice shall state the adjustment and show in reasonable detail the facts on which that adjustment is based.

         If (i) the Company shall pay any dividend payable in stock on its Common Stock or make any other distributions to the holders of its Common Stock (other than a dividend in Common Stock exempt from the adjustment provisions of this Warrant), or (ii) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other rights, or (iii) there shall be any capital reorganization or reclassification of the Company's Common Stock or consolidation or merger of the Company with or into another corporation, or (iv) there shall be any sale of all or substantially all of the Company's properties and assets, or (v) there shall be a voluntary of involuntary dissolution, liquidation, or winding up of the Company, or (vi) the Company shall have received an offer approved by the Board of Directors to purchase all or substantially of its assets; then, in each case, the Company shall give at least 15 calendar days prior written notice (by certified mail, return receipt requested) to the registered holder of this Warrant at the address of that holder shown on the books of the Company, of the date as of which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights, or the date as of which the reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding up shall take place. That notice shall also specify the date as of which the holders of the Common Stock of record shall participate in that dividend, distribution, or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable on such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding up (on which date, in the event of voluntary or involuntary dissolution, liquidation, or winding up of the Company, or consolidation or merger in which the Company is not a surviving entity or becomes a wholly-owned subsidiary, the right to exercise this Warrant shall cease).

8.       COVENANTS.

         The Company covenants that it will not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action avoid, or seek to avoid, the observance or performance of any of the terms of this Warrant, but will, at all times and in good faith, assist in carrying out all those terms and in taking all action necessary or appropriate to protect the rights of the holder of this Warrant against other impairment. Without limiting the generality of the above provision, the
Company:

         (i) will take all necessary or appropriate action in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock on exercise of this Warrant;

         (ii) will not increase the par value of the shares of Common Stock receivable on the exercise of this Warrant above the amount payable for those shares on such exercise; and

         (iii) will at all times reserve and keep available, solely for issuance upon exercise of this Warrant, all shares of Common Stock or other securities from time to time issuable upon exercise of this Warrant.

9.       CHANGES IN WARRANT.

         The form of this Warrant need not be changed because of any adjustment in the Purchase Price or in the number of shares of Common Stock purchasable upon its exercise. A Warrant issued after any such adjustment or any partial exercise or in replacement may continue to express the same Purchase Price and the same number of shares of Common Stock (appropriately reduced in the case of partial exercise) as are stated on the face of this Warrant as initially issued, and that Purchase Price and the number of shares shall be considered to have been so changed as of the close of business on the date of adjustment.

10.      LOST CERTIFICATES.

         Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant, upon delivery of any indemnity agreement or bond reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at its expense, will execute and deliver, in lieu of this Warrant, a new Warrant of like tenor.

11.      TRANSFERABILITY.

         This Warrant shall not be transferred or assigned unless the Company receives an opinion of counsel reasonably acceptable to the Company (which counsel may be counsel for the Company), stating that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, and the registration and qualification requirements under applicable state law.

12.      GOVERNING LAW.

         This Warrant shall be governed by and construed and enforced in accordance with the laws of California.

13.      TAXES.

         The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of Common Stock of the Company upon exercise of all or any part of this Warrant; provided, however, that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of this Warrant.

14.      RIGHTS OF WARRANT HOLDER.

         No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be considered a shareholder of the Company for any purpose, nor shall anything in this Warrant be construed to confer on any holder of this Warrant, as such, any rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action, to receive notice of meetings of shareholders, to receive dividends or subscription rights or otherwise.

15.      AMENDMENT.

         This Warrant and any of its terms may be changed only by a written instrument signed by the Company and the holder of this Warrant.



DATED:  June 15, 1996                  The Company:
                                       POLLUTION RESEARCH AND CONTROL
                                       CORP., a California corporation

                                       By:  /s/Albert E. Gosselin, Jr.
                                           ----------------------------
                                               Albert E. Gosselin, Jr.,
                                               President and Chief
                                               Operating Officer

                               SUBSCRIPTION FORM


TO:      POLLUTION RESEARCH AND CONTROL CORP.


         The undersigned, the holder of the attached Warrant, hereby irrevocably elects to exercise the purchase right represented by that Warrant for, and to purchase under that Warrant, __________ shares of Common Stock of POLLUTION RESEARCH AND CONTROL CORP., and herewith makes payment of and requests that the certificates for those shares be issued in the name of, and delivered to ________________________________________________________________
whose address is _______________________________________________ and if said number of shares shall not be all the shares now purchasable under the attached Warrant, the undersigned hereby requests that a new certificate be registered in the name of and delivered to the undersigned for the balance of the shares purchasable under the attached Warrant.


DATED:________________    _________________________________
                                       (Signature)

                             _____________________________

                             _____________________________

                      Note:   The above signature must
                              correspond with the name
                              written upon the fact of the
                              attached Warrant Certificate
                              unless the Warrant has been
                              properly and lawfully
                              assigned.